TRANSCRIPT

TechTarget, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Toro CombineCo, Inc.
Commission File No.: 333-280529

The following is a transcript of a webcast held by TechTarget, Inc. on August 8, 2024. The speakers are identified therein.

08 - 08 - 2024

TechTarget, Inc.

Second Quarter 2024

TOTAL PAGES: 9

CORPORATE SPEAKERS:

Charles Rennick

TechTarget, Inc.; Vice President, General Counsel

Greg Strakosch

TechTarget, Inc.; Executive Chairman

Michael Cotoia

TechTarget, Inc.; Chief Executive Officer

PARTICIPANTS:

Justin Patterson

KeyBanc; Analyst

Joshua Reilly

Needham; Analyst

Bruce Goldfarb

Lake Street Capital Markets; Analyst

Bhavin Shah

Deutsche Bank; Analyst

PRESENTATION:

Operator^ Good afternoon. Thank you for attending today’s TechTarget Reports Second Quarter 2024 Conference Call and Webcast. (Operator Instructions)

I would now like to pass the conference over to our host, Charlie Rennick. Charlie, you may proceed.

Charles Rennick^ Thank you, Jala. And good afternoon, everyone. The speakers joining us here today are Greg Strakosch, our Executive Chairman; Mike Cotoia, our Chief Executive Officer; and Dan Noreck, our Chief Financial Officer.

Before turning the call over to Greg, we would like to remind everyone on the call of our earnings release process.

As previously announced, in order to provide you with an update on our business in advance of the call we posted our shareholder letter on the Investor Relations section of our website and furnished it on an 8-K. You can also find these materials at the SEC free of charge at the SEC’s website at www.sec.gov. A corresponding webcast as well as a replay of this conference call will be made available on the Investor Relations section of our website.

Following Greg’s introductory remarks, the management team will be available to answer questions. Any statements made today by TechTarget that are not factual including during the Q&A, may be considered forward-looking statements. These forward-looking statements, which are subject to risks and uncertainties, are based on assumptions and are not guarantees of our future performance. Actual results may differ materially from our forecast and from these forward-looking statements.

Forward-looking statements involve a number of risks and uncertainties including those discussed in the risk factors section of our most recent periodic reports on Form 10-Q and 10-K. These statements speak only as of the date of this call and TechTarget undertakes no obligation to revise or update any forward-looking statements in order to reflect events that may arise after this conference call except as required by law.

Finally, we may also refer to certain financial measures not prepared in accordance with GAAP. A reconciliation of certain of these non-GAAP financial measures to the most comparable GAAP measures, to the extent available without unreasonable efforts, accompanies our shareholder letter. And with that, I’ll turn the call over to Greg.

Greg Strakosch^ Great. Thank you, Charlie.

We are pleased to report strong performance for the second quarter of 2024, with revenue exceeding our target and increasing 14% sequentially and 1% year-over-year.

As we noted in our first quarter shareholder letter, customers continue to be cautious about their budget in this ongoing pressure on surrounding high interest rates, inflation, international tensions and the upcoming presidential election. This trend continued in the second quarter as technology vendors implemented additional discretionary expense reductions, layoffs, and other cost-cutting measures.

In our experience, investors reward technology companies for revenue growth in low interest rate environments, which in turn, incentivizes technology vendors to invest in sales and marketing.

We continue to make meaningful progress across our business and are confident that the investments we are making today and our combination with Informa Tech’s digital businesses will position TechTarget as a leading comprehensive solution in a growing yet fragmented market and drive continued performance and value for our shareholders, customers, partners and employees.

I will now open the call to questions.

QUESTION & ANSWER:

Operator^ (Operator Instructions) Our first question comes from Justin Patterson with the company, KeyBanc. Justin, your line is now open.

Justin Patterson^ Great, thank you very much, good afternoon. Could you talk first just on the macro side, some of the trends you’re starting to see in Q3. How has the environment changed versus what you saw over the course of Q2? And then secondarily, could you also elaborate more on the opportunity around TechTarget Market Monitor and how you’re going to market there?

Michael Cotoia^ Great. Justin, this is Mike.

In terms of macro trends, Q3 versus Q2, I’d say it’s very similar in terms of what we’ve experienced really over the last four quarters continued interest rates being high, inflation, as Greg mentioned in the shareholder letter, international tensions and then we have an upcoming presidential election. None of these are a catalysts to really explode and help out the market.

In terms of how we’re navigating through this, I think we’ve done a really good job in terms of our product development, our product portfolio, how we engage the talents, our product offerings and our value proposition that can really benefit our customers across their entire go-to-market strategy from their strategy to content creation, positioning to brand and content, all the way to demand and intent.

We have a lot of different avenues to walk into a customer even during a downturn.

So when a customer might not be ready to do XYZ, there’s an opportunity to drive value through other areas of the business.

So I think it’s pretty consistent from Q2 to Q3.

And in terms of Market Monitor, that was one of our Priority Engine releases that helps our clients really understand the real-time dynamics in the markets that they serve in the markets that they go after, so that will include the types of accounts and buying teams that are currently actively researching their respective topics and technologies.

We can then provide to them the topics that are generating the most interest within those segments, provide competitive and market insights.

We can show top-performing content and how that resonates.

So as you can see, that really helps our customers normalize and focus on the top of talents, top prospects, top customers with the market insights that TechTarget can deliver with their go-to-market strategy.

Justin Patterson^ Great, thank you.

Operator^ Our next question comes from Joshua Reilly with the company, Needham. Joshua, your line is now open.

Joshua Reilly^ Great, thanks for taking my questions. Once again, nice job in a pretty challenging macro environment.

So if you look at the layoffs that you’ve seen across a lot of your customers, a lot of your kind of champions within these customers have been displaced over the last 18 months. Are you seeing any stability in their ability to land positions at new potential customers and bring you guys back into their go-to-market process? Or is there still too much fragmentation and uncertainty with some of these employees getting new positions?

Michael Cotoia^ Josh, we see customers that have been impacted by layoffs. And so far to date, we’ve seen them land in other positions. And typically when that happens, that’s a good thing for TechTarget. They bring us in, they understand our value proposition. And I don’t want to say we’re the first company they call but I’m going to guess we’re on top of the dial when they make that phone call.

So right now we’re seeing them get impacted.

We’ve seen them land in new positions, and then we see them call us and bring us in.

So, that really hasn’t changed over the last few quarters.

Joshua Reilly^ Got it. And then as you — I know you’re going to be describing this more at the September Analyst Day, but as you’ve had some more time to review the assets of Informa Tech, maybe just a couple of things. Any updated thoughts around the timeline to close the transaction?

And then secondarily, any updated thoughts or confidence around the synergies and combined growth trajectory when the deal closes?

Michael Cotoia^ Yes. No problem.

What I’d say in the combination, we continue to make good progress in the combination.

We did file the S-4 back at the end of June timeframe.

We’re on track.

We’ve scheduled an investor morning on September 19.

And yes, we’ve got to understand the assets of Informa Tech, not only know the assets, the people, the business, how they work in our proposed operating model going forward.

We’ve done a lot of diligence on that on both sides.

So we expanded and laid out a proposed operating model.

We’ve looked at the executive team, what we call executive minus 1, executive minus 2.

So we’ve made all the right moves to make sure that we’re ready for the close, which we expect to be on time.

In terms of the synergies, what we say here, we still feel very confident on the numbers that we stated.

It was $25 million in expense and $20 million in revenue over the course of the couple of years post close, and we still feel very confident in those numbers.

Joshua Reilly^ Great, thanks guys.

Operator^ Our next question comes from Bruce Goldfarb with the company, Lake Street Capital Markets. Bruce, you line is now open.

Bruce Goldfarb^ Thank you. Greg, Michael, congratulations on your results. Thanks for taking my questions.

Can you comment on demand trends? What are you seeing international versus North America?

Michael Cotoia^ Yes.

I think you see a little bit of — we’ve been pretty consistent, Bruce, in terms of — if you go back to last August, a year ago today when we had our earnings call we said we feel that we’re going to be navigating the bottom right now.

We hit the bottom, we’re going to be navigating through that.

I think that’s pretty consistent across the board.

What you see in the U.S., you also see internationally.

You might see some areas in some regions internationally, that might be pinched a little tougher because some companies, a lot of the larger organizations are trying to centralize their budget where they might want to manage everything out of North America and then allocate it to the respective fields, but have access to it in a centralized manner.

So I think what we see here in the United States, we see across EMEA as well as APAC. Again, there are — some of the APAC regions, within APAC, you see some of the consolidation and centralization of projects coming back to the global headquarters. A lot of those companies are based in the U.S., but it’s fairly consistent across the board.

Bruce Goldfarb^ Great, thanks you. And then are you seeing — in terms of seasonal trends, are you seeing any signs of a Q4 budget flush and the second half of the year, are you seeing any — is there probability we’ll see more long-term contracts?

Michael Cotoia^ Yes.

What I can tell you is that it was great to see — when we look at the business, when we see signs of seasonality trends to us it is a positive sign.

So from Q1 to Q2, our revenue grew sequentially 14%.

We had a year-over-year increase of 1% of revenue, but that Q1 to Q2 was, again, something that we had predicted back in February and May when we made — when we laid out the budget, that’s a good sign. And that historically, we see Q1 being the lowest quarter, Q2 happen to jump, Q3 off slightly from Q2 and then the ramp up in Q4.

So based on what we’ve seen so far, we like the size in terms of the seasonality, historical timelines that are coming back in the business. And as you recall we didn’t see that last year.

It was pretty flat throughout the quarter.

It’s roughly $57 million to $58 million every quarter.

So it is a good sign.

I don’t want to predict what we’ll see in Q4.

Again, we have high interest rates, inflation, international tensions and upcoming presidency.

But typically, we have seen when interest rates get cut, investors really reward our technology customers around growth and you see technology companies invest more in sales and marketing.

What we’re seeing today and what we’ve seen in the last year and a half, so a lot of investments with our companies on R&D. And that R&D has to turn into ROI. And so, one of the triggers that we see or one of the catalysts we’ve historically seen is a cut in interest rate.

Bruce Goldfarb^ Great. And then in terms of product roadmap, where do you expect to invest post the Informa Tech combination after close?

Michael Cotoia^ Well I’ll tell you what we’re investing now for TechTarget because it shouldn’t really change and deviate much.

As you saw in Q2, we announced our account intent fees.

So that, again, it’s a Priority Engine-based offering that has a continuous stream of our first-party account insights into CRM and ABM systems.

So this is a separately purchased subscription that plugs into our clients’ current workflows. And clients can identify, they can engage and convert target accounts to programmatic and social advertising.

We do lot of power prioritization, ABM segmentation and creation, but it’s really valuable insights for sellers.

We also announced a partnership with 6sense revenue AI platform for our joint customers. With 6sense, TechTarget have a lot of joint customers.

It meets our account insight feeds through a direct integration right into 6sense’s revenue AI platform to easily leverage our first-party insights.

It actually drives value for both offerings.

So you can expect to see more integrations around ABM platforms and other types of platforms that organizations have. Previous, Justin brought up Market Monitor and what we’re seeing on that how many insights. Again, so this is all offshoots of Priority Engine and ultimately the roadmap is to consolidate all the offerings into a platform to create a unified solution for clients to manage.

So as we’ve talked about, we really can help our—and we bring value to our customers across the entire go-to-market strategy from intelligence and advise you with their strategy and their product marketing positioning all the way to brand and content to intent and demand that converts and drives that revenue and that demand for the R&D investments that our customers made. That’s going to be very consistent, plan on continue to accelerate those opportunities and making sure we have a unified platform to bring all of our solutions together for our customers to leverage across their go-to-market.

Bruce Goldfarb^ Great. Thank you very much. Thanks, congrats again.

Michael Cotoia^ Thank you.

Operator^ Our next question comes from Bhavin Shah with the company, Deutsche Bank. Bhavin, you line is now open.

Bhavin Shah^ First one, just kind of in the past, you guys talked about the opportunity to benefit from the depreciation of third-party cookies.

Now that kind of seems like it’s no longer happening from the Google side. Do you have to kind of adjust go-to-market messaging or anything kind of as you go forward?

Michael Cotoia^ Yes. Bhavin, good question.

First of all, marketers have been educated over the last couple of years, several years, regarding the value of first party versus third party.

So if anything, Google’s sort of caught between a rock and a hard place in terms of what they have to do and what they’ve been doing with regulators across the EU and across the United States.

But across — but over the last two years, the conversations with marketers is really clear that first-party insights on permission-based audience are really the quality and the go-to source to drive impact.

So when I read [indiscernible] on Google is that they are going to sort of come in this in-between where they’re going to have to be very transparent on the options of whether you want to have your cookies tracked and not tracked and I don’t know about you, but I’m going to bet with a lot of those folks that have that option present it right in front of them, while they’re doing the research, we’re going to click No on that.

So things may change a little bit, but I think we’ve actually benefited from the last couple of years of education, what’s going on in the market and the value of first-party data and permission-based audiences.

Bhavin Shah^ That’s super helpful. And just a quick follow-up.

I noted in the shareholder letter that you guys didn’t discuss kind of 2024 guidance, should we — that should — should we kind of rely upon that? Or is that no longer valid?

Michael Cotoia^ Yes.

Well we are very confident that we’re going to be closing the transaction with Informa Tech in early Q4. Therefore, it’s really not going to be an actual number that is going to be going forward.

Our go forward focus is going to be on the combined companies coming together in Q4 moving forward.

So we just thought we don’t want to cause confusion in the market on that.

We want to make sure that, that was communicated and focused on our Q3 numbers today.

Bhavin Shah^ Perfect. Thanks for taking my questions.

Michael Cotoia^ Thank you.

Operator^ At this time there are no other questions registered in the queue. Thank you for your participation and enjoy the rest of your day.